# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DEFINITIVE HEALTHCARE CORP., CIK 0001861795
CUSIP: 24477E103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 492 OLD CONNECTICUT PATH, SUITE 401, FRAMINGHAM, Massachusetts (MA), 01701
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-014536
Filed by CIK 0001879507

## Reporting persons
- Jason Ronald Krantz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 22,159,463; shared voting power 0; sole dispositive power 22,159,463; shared dispositive power 0; aggregate amount beneficially owned 22,159,463 (16.9% of the class)

## Item 1. Issuer
Name of issuer: DEFINITIVE HEALTHCARE CORP.
Address of issuer's principal executive offices: 492 OLD CONNECTICUT PATH, SUITE 401, FRAMINGHAM, MA, 01701.

## Item 2. Person Filing
Name of person filing: Jason Ronald Krantz
Address of principal business office or, if none, residence:
492 Old Connecticut Path, Suite 401
Framingham, MA 01701
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer currently beneficially owned by such Reporting Person and is incorporated by reference.

Consists of (i) 450,000 shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock") held by DH Holdings (fka Jason R. Krantz 2009 Trust), of which the Reporting Person is the trustee and beneficiary, (ii) 368,850 shares of Class A Common Stock held directly by the Reporting Person, (iii) 41,456 shares of Class A Common Stock that are issuable to the Reporting Person upon vesting of restricted stock units and performance-based restricted stock units, within 60 days of March 31, 2025, (iv) 20,451,027 shares of Class A Common Stock of the Issuer that are issuable, at the holder's election, upon exchange of an equal number of Limited Liability Company Units of AIDH Topco, LLC ("LLC Units") held by DH Holdings (fka Jason R. Krantz 2009 Trust), that are currently vested and (v) 848,130 shares of Class A Common Stock that are issuable, at the holder's election, upon exchange of an equal number of vested LLC Units held directly by the Reporting Person.
Percent of class:
Row 11 of the Reporting Person's cover page to this Schedule 13G sets forth the percentage of the shares of securities of the Issuer currently beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Person beneficially owns 16.9% of the Class A Common Stock of the Issuer, which percentage is based upon the sum of: (i) 109,646,157 shares of Class A Common Stock outstanding as of March 31, 2025 as reported by the Issuer to the Reporting Person, (ii) 21,299,157 shares of Class A Common Stock issuable upon exchange of the Reporting Person's directly and indirectly held vested LLC Units, and (iii) 41,456 shares of Class A Common Stock that are issuable to the Reporting Person upon vesting of restricted stock units and performance-based restricted stock units, within 60 days of March 31, 2025.
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the sole power to vote or to direct the vote.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the shared power to vote or to direct the vote.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the sole power to dispose or to direct the disposition of.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the shared power to dispose or to direct the disposition of.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jason Ronald Krantz: /s/ Jason Ronald Krantz, Jason Ronald Krantz (05/15/2025)